Commence

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 13, 2026

Commission File Number: 001-32618

Ituran Location and Control Ltd.

(Exact name of Registrant as specified in its Charter)

3 Hashikma Street, Azour 58001, Israel

(Address of Registrant’s principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

On November 13, 2026, Ituran Location and Control Ltd. issued a press release announcing the annual general meeting results. A copy of this press release is annexed hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name:	Eyal Sheratzky
Title:	Co-Chief Executive Officer

Date: November 13, 2026

EXHIBIT INDEX

Exhibit No.	Item
99.1	Press Release, dated November 13, 2026, announcing the annual general meeting results.